                                                                    EXHIBIT 99.1

                 AMDOCS LIMITED REPORTS RECORD QUARTERLY REVENUE

AMDOCS REPORTS GROWTH IN QUARTERLY DILUTED NON-GAAP EARNINGS PER SHARE TO $0.56;
                    DILUTED GAAP EARNINGS PER SHARE OF $0.44

Key highlights:

     -    First quarter revenue increased to $742 million, in line with guidance

     - First quarter diluted non-GAAP EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, increased to $0.56, in line with guidance

     -    Diluted GAAP EPS of $0.44 for the quarter

     -    Free cash flow of $59 million for the quarter

     - Strong sales activity across geographies and product portfolio, highlighted by a significant expansion of managed services activities at AT&T

     - Second quarter fiscal 2008 guidance: Expected revenue of approximately $757-$767 million and diluted non-GAAP EPS of $0.57-$0.59, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.44-$0.47

     - Reiterating fiscal 2008 guidance: Expected revenue of approximately $3.05-$3.15 billion and diluted non-GAAP EPS of $2.29-$2.39, excluding acquisition-related costs and approximately $0.20-$0.23 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.82-$1.95

ST. LOUIS, MO - JANUARY 22, 2008 - Amdocs Limited (NYSE: DOX) today reported that for the quarter ended December 31, 2007, revenue was $742.3 million, an increase of 7.4% from last year's first quarter. Net income on a non-GAAP basis was $123.3 million, or

$0.56 per diluted share (excluding acquisition-related costs, which include amortization of purchased intangible assets, and excluding equity-based compensation expense, net of related tax effects, of $27.6 million), compared to non-GAAP net income of $118.1 million, or $0.53 per diluted share, in the first quarter of fiscal 2007 (excluding acquisition-related costs, which include amortization of purchased intangible assets, and excluding equity-based compensation expense, net of related tax effects, of $24.8 million). The Company's GAAP net income was $95.7 million, or $0.44 per diluted share, compared to GAAP net income of $93.3 million, or $0.42 per diluted share, in the first quarter of fiscal 2007. Free cash flow for the quarter was $59.0 million, comprised of cash flow from operations of $93.1 million less $34.1 million in net capital expenditures and other.

"We are pleased with our results for the first quarter of fiscal 2008 and believe that we are positioned to achieve our goals for this fiscal year," said Dov Baharav, chief executive officer of Amdocs Management Limited. "This was a very good quarter in terms of new sales, highlighted by the significant expansion of our managed services activities at AT&T and our win at Sprint. We are seeing service providers continue to introduce new products and services over next-generation networks, driven by the increase in data and content activities and by industry consolidation. While we recognize that there are some macro economic indicators that cause uncertainty, we continue to see demand for Amdocs products and services and expect that we will continue to expand our business in 2008."

Amdocs had numerous wins across lines of business and geographies in the first quarter. These wins include a significant extension and expansion of an existing AT&T seven-year managed services agreement under which Amdocs will now support existing customer care and billing platforms. The Company also signed an agreement with Sprint to provide and support customer experience systems for Xohm, Sprint's WiMAX initiative. In addition, the Company continued to expand its presence in emerging markets around the world with a number of new wins, including new logos.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the second quarter of fiscal 2008 will be approximately $757-$767 million. Diluted earnings per share on a non-GAAP basis for the second quarter are expected to be $0.57-$0.59, excluding acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $0.44-$0.47.

Reiterating fiscal 2008 guidance: Expected revenue of approximately $3.05-$3.15 billion and diluted non-GAAP EPS of $2.29-$2.39, excluding acquisition-related costs and approximately $0.20-$0.23 per share of equity-based compensation expense, net of related tax effects. Diluted GAAP EPS is expected to be approximately $1.82-$1.95.

Amdocs will host a conference call on January 22, 2008 at 5 p.m. Eastern Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

NON-GAAP FINANCIAL MEASURES

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income. These non-GAAP measures exclude the following items:

     -    amortization of purchased intangible assets;

     -    equity-based compensation expense; and

     -    tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs' results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs' results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP income taxes and non-GAAP net income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs' management uses financial statements that do not include amortization of purchased intangible assets, equity-based compensation expense, and related tax effects. Amdocs' management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these non-cash expenses in reviewing its results and those of its competitors, because the amounts of the expenses between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the expenses.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

ABOUT AMDOCS

Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experience(TM) - at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $2.84 billion in fiscal 2007, Amdocs has over 16,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2007 filed on December 3, 2007.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         THREE MONTHS ENDED
                                                            DECEMBER 31,
                                                        -------------------
                                                          2007       2006
                                                        --------   --------
Revenue:
   License                                              $ 26,217   $ 31,744
   Service                                               716,033    659,288
                                                        --------   --------
                                                         742,250    691,032
Operating expenses:
   Cost of license                                           774      1,069
   Cost of service                                       470,741    435,121
   Research and development                               56,015     60,468
   Selling, general and administrative                    97,665     89,170
   Amortization of purchased intangible assets            21,753     17,698
                                                        --------   --------
                                                         646,948    603,526
                                                        --------   --------
Operating income                                          95,302     87,506
Interest income and other, net                             8,816     11,739
                                                        --------   --------
Income before income taxes                               104,118     99,245
Income taxes                                               8,454      5,903
                                                        --------   --------
Net income                                              $ 95,664   $ 93,342
                                                        ========   ========
Basic earnings per share                                $   0.46   $   0.45
                                                        ========   ========
Diluted earnings per share (1)                          $   0.44   $   0.42
                                                        ========   ========
Basic weighted average number of shares outstanding      208,109    206,450
                                                        ========   ========
Diluted weighted average number of shares outstanding    222,039    222,718
                                                        ========   ========

(1) To reflect the impact of assumed conversion of the convertible notes, $985, representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2007 and 2006, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
                           SELECTED FINANCIAL METRICS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         THREE MONTHS ENDED
                                                            DECEMBER 31,
                                                        -------------------
                                                          2007       2006
                                                        --------   --------
Revenue                                                 $742,250   $691,032
Non-GAAP operating income                                131,271    120,529
Non-GAAP net income                                      123,290    118,116
Non-GAAP diluted earnings per share (1)                 $   0.56   $   0.53
Diluted weighted average number of shares outstanding    222,039    222,718

(1) To reflect the impact of assumed conversion of the convertible notes, $985, representing interest expense and amortization of issuance costs, were added back to net income for the three months ended December 31, 2007 and 2006, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED
       RECONCILIATION OF SELECTED FINANCIAL METRICS FROM GAAP TO NON-GAAP
                                 (IN THOUSANDS)

                                                     THREE MONTHS ENDED
                                                      DECEMBER 31, 2007
                               --------------------------------------------------------------
                                                    RECONCILIATION ITEMS
                                          ----------------------------------------
                                          AMORTIZATION
                                               OF           EQUITY-
                                            PURCHASED        BASED
                                           INTANGIBLE    COMPENSATION
                                 GAAP        ASSETS         EXPENSE     TAX EFFECT   NON-GAAP
                               --------   ------------   ------------   ----------   --------
Operating expenses:
   Cost of license             $    774     $     --       $     --      $    --     $    774
   Cost of service              470,741           --         (6,282)          --      464,459
   Research and development      56,015           --         (1,376)          --       54,639
   Selling, general and
      administrative             97,665           --         (6,558)          --       91,107
   Amortization of purchased
      intangible assets          21,753      (21,753)            --           --           --
                               --------     --------       --------      -------     --------
Total operating expenses        646,948      (21,753)       (14,216)          --      610,979
                               --------     --------       --------      -------     --------
Operating income                 95,302       21,753         14,216           --      131,271
                               --------     --------       --------      -------     --------
Income taxes                      8,454           --             --        8,343       16,797
                               --------     --------       --------      -------     --------
Net income                     $ 95,664     $ 21,753       $ 14,216      $(8,343)    $123,290
                               --------     --------       --------      -------     --------

                                                     THREE MONTHS ENDED
                                                      DECEMBER 31, 2006
                               --------------------------------------------------------------
                                                    RECONCILIATION ITEMS
                                          ----------------------------------------
                                          AMORTIZATION
                                               OF           EQUITY-
                                            PURCHASED        BASED
                                           INTANGIBLE    COMPENSATION
                                 GAAP        ASSETS         EXPENSE     TAX EFFECT   NON-GAAP
                               --------   ------------   ------------   ----------   --------
Operating expenses:
   Cost of license             $  1,069     $     --       $     --      $    --     $  1,069
   Cost of service              435,121           --         (6,322)          --      428,799
   Research and development      60,468           --         (1,778)          --       58,690
   Selling, general and
      administrative             89,170           --         (7,225)          --       81,945
   Amortization of purchased
      intangible assets          17,698      (17,698)            --           --           --
                               --------     --------       --------      -------     --------
Total operating expenses        603,526      (17,698)       (15,325)          --      570,503
                               --------     --------       --------      -------     --------
Operating income                 87,506       17,698         15,325           --      120,529
                               --------     --------       --------      -------     --------
Income taxes                      5,903           --             --        8,249       14,152
                               --------     --------       --------      -------     --------
Net income                     $ 93,342     $ 17,698       $ 15,325      $(8,249)    $118,116
                               --------     --------       --------      -------     --------

                                 AMDOCS LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                  AS OF
                                                      ----------------------------
                                                      DECEMBER 31,   SEPTEMBER 30,
                                                          2007            2007
                                                      ------------   -------------
ASSETS
Current assets
Cash, cash equivalents and short-term
   interest-bearing investments                        $1,167,090      $1,179,280
Accounts receivable, net, including unbilled of
   $73,355 and $63,441 respectively                       530,957         493,418
Deferred income taxes and taxes receivable                114,701         117,623
Prepaid expenses and other current assets                 105,233          98,746
                                                       ----------      ----------
    Total current assets                                1,917,981       1,889,067
Equipment, vehicles and leasehold improvements, net       282,551         283,839
Goodwill and other intangible assets, net               1,784,519       1,792,588
Other noncurrent assets                                   390,116         379,105
                                                       ----------      ----------
Total assets                                           $4,375,167      $4,344,599
                                                       ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accruals                          $  590,469      $  592,937
Short-term portion of capital lease obligations and
   other financing arrangements                             2,105           2,055
Deferred revenue                                          165,979         173,775
Deferred income taxes and taxes payable                    44,650         205,960
                                                       ----------      ----------
    Total current liabilities                             803,203         974,727
0.50% Convertible notes                                   450,000         450,000
Noncurrent liabilities and other                          472,298         319,629
Shareholders' equity                                    2,649,666       2,600,243
                                                       ----------      ----------
Total liabilities and shareholders' equity             $4,375,167      $4,344,599
                                                       ==========      ==========

                                      # # #